NO ACT

PE
12-17-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005635

Received SEC
JAN 19 2011
Washington, DC 20549

January 19, 2011

Melissa K. Caen
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-19-11

Re: The Southern Company
Incoming letter dated December 17, 2010

Dear Ms. Caen:

This is in response to your letter dated December 17, 2010 concerning the shareholder proposal submitted to Southern by Douglas S. Doremus. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Douglas S. Doremus
FISMA & OMB Memorandum M-07-16

January 19, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Southern Company
Incoming letter dated December 17, 2010

The proposal states that Southern should strive to purchase a very high percentage of "Made in USA" goods and services.

There appears to be some basis for your view that Southern may exclude the proposal under rule 14a-8(i)(7), as relating to Southern's ordinary business operations. In this regard, we note that the proposal relates to decisions relating to supplier relationships. Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel 404.506.5000


SOUTHERN
COMPANY

December 17, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: The Southern Company – Shareholder Proposal Submitted by Mr. Douglas S. Doremus

Ladies and Gentlemen:

We are writing to notify the staff of the Division of Corporation Finance (the "Staff") of our intention to exclude a shareholder proposal from the materials for the 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement") of The Southern Company (the "Company"). Mr. Douglas S. Doremus (the "Proponent") has submitted the proposal (the "Proposal"), which is attached hereto as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended to the U.S. Securities and Exchange Commission (the "SEC") against the Company if the Proposal is omitted from the 2011 Proxy Statement pursuant to Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

As required by Rule 14a-8(j), enclosed are six copies of this letter and its attachment which are being submitted not less than 80 days before the Company files its definitive 2011 Proxy Statement with the SEC. A copy of this letter and its attachment is also being mailed on this same date to the Proponent informing him of the Company's intention to omit the Proposal from the 2011 Proxy Statement in accordance with Rule 14a-8(j). The Company intends to begin distribution of its definitive 2011 Proxy Statement on or around April 13, 2011.

The Proposal recommends that "[S]outhern Company should strive to purchase a very high percentage (defined here as more than 75%) of 'Made in USA' goods and services." The Proposal says this would include "[a]lmost any commercial and industrial goods and services that Southern Company now purchases on an everyday, annual or long term basis."

The Proposal may be omitted based on Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company.

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The underlying policy of excluding shareholder proposals that relate to a company's ordinary business is consistent with most state corporate laws, that being "[t]o confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." (See SEC Rel. No. 34-40018 (May 21, 1998) (the "1998 Release").) In the 1998 Release, the SEC provides specific guidance for the analysis of ordinary business operations by focusing on two central considerations. The first relates to the subject matter of the proposal and whether certain tasks addressed by the shareholder proposal are "[s]o fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples of these fundamental tasks include decisions on production quality and quantity and the retention of suppliers. The second consideration is the degree to which the proposal seeks to "micro-manage" the company, such as a proposal that probes too deeply into matters of a complex nature where shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal is directly related to the Company's ordinary business operations in the utility industry. The Company is a holding company for a number of operating public utility companies and other direct and indirect subsidiaries. The Company's affiliates provide electric utility services to customers in four states in the southeastern United States. The Company's affiliates' supply chain that is required to support these operations is highly diverse and complex. The supply chain for the business involves numerous supplies and materials including more permanent items for plant construction and operational equipment to consumable items such as valves, pipes and meters. The majority of the direct suppliers are United States-owned companies. At times, those contracted suppliers may be required to purchase from overseas companies. These materials are often purchased under long-term contracts to ensure the supply of necessary materials is adequate and reliable, as well as purchased pursuant to favorable and negotiated terms of such contracts. The management and oversight of the Company's affiliates' supply chain function is a critical part of their day-to-day business.

The Proposal would interfere with the Company's affiliates' ability to control these day-to-day business operations in the best interests of the stockholders as it would require the Company's affiliates to ignore a multitude of complicated issues that affect the reliability of the supply chain function. Issues such as the relative cost, quality and availability of the supplies in question, as well as logistical issues and operational matters required for the Company's affiliates to provide their services to customers, would be negatively affected and compromised. Implementing a requirement as suggested by the Proponent would result in the Company's affiliates incurring substantial costs, being exposed to potential litigation and suffering damage to their reputation because existing contracts would have to be terminated with any suppliers not located in the United States.

The Company's affiliates' day-to-day operations would be impacted if the supply of materials is disrupted until new contracts could be negotiated. If such a policy were implemented, the Company's affiliates would also be required to determine the extent to which overseas businesses are the source to their United States-based suppliers. All of these issues are complex and critical to the success of the Company's affiliates' supply chain function and beyond the knowledge of stockholders. The effect of the Proposal is clearly to micromanage the Company's affiliates' day-to-day operations of their supply chain function. The 1998 Release is directly on point as guidance on this matter.

The Staff has consistently concurred that proposals related to supplier relationships may be excluded based on Rule 14a-8(i)(7) because such proposals relate to the ordinary business operations of a company. For example, in *International Business Machines Corp.* (December 29, 2006), the Staff allowed the exclusion of a proposal on this basis because it sought to require IBM to revise its evaluation process for selecting suppliers. The Staff stated that the proposal related to IBM's business operations and the "[d]ecisions related to supplier relationships." Further, the Staff has consistently permitted the exclusion of shareholder proposals related to foreign manufacturing and the outsourcing of manufacturing operations when they have related to ordinary business operations. See *Wal-Mart Stores, Inc.* (March 26, 2010) where the Staff concurred in excluding a proposal asking the company to sell only goods manufactured in the United States. In *The Hershey Company* (February 2, 2009), the Staff also agreed a proposal requesting the company manufacture all finished products in the U.S. and Canada was excludable. Additionally, in *International Business Machines, Inc.* (January 9, 2008), the Staff again concurred that a proposal requesting the company prepare a report on potential brand damage due to the outsourcing of products and services to China could be excluded.

The 1998 Release does recognize that some matters involving "[s]ufficiently significant social policy issues" may not be excluded under Rule 14a-8(i)(7) because such issues would surpass a company's ordinary business operations and social issues were raised in the matters discussed above with respect to the loss of American jobs.

Even though the Proposal makes reference to the purchase of domestic goods and services that could spur employment in the United States, it does not invalidate the fact that the request is focused on the Company's affiliates' day-to-day supply chain operations. The complexity of the Company's affiliates' operations and the nature of the supplier relationships require that the management of the supply chain operations is clearly a matter where stockholders, as a group, would not be in a position to make an informed judgment.

Most recently, and directly on point, the Staff reiterated its position that proposals that would affect a company's decision-making ability and relationship with its suppliers for purchasing goods and services "Made in USA" could be excluded in *Spectra Energy Corporation* (October 7, 2010). The Staff further noted that "[p]roposals concerning decisions relating to supplier relationships are generally excludable under Rule 14a-

8(i)(7)." The proposal excluded by Spectra Energy Corporation was from the Proponent and was the same proposal as the Proposal.

For all of these reasons cited above, the Company believes it may properly exclude the Proposal from its 2011 Proxy Statement under Rule 14a-8(i)(7). The Company respectfully requests that the Staff not recommend enforcement action to the SEC if the Company omits the Proposal from its 2011 Proxy Statement. If the Staff does not agree with the Company's position, we would appreciate an opportunity to discuss this matter with the Staff prior to the issuance of a decision. We also ask the Proponent to copy the undersigned on any response he may choose to send to the Staff.

Please contact me at 404.506.0684 with any questions or if further information is needed. Thank you for your attention to this matter.

Very truly yours,



Melissa K. Caen

cc: Mr. Douglas S. Doremus

Enclosures

Exhibit A

*** FISMA & OMB Memorandum M-07-16 ***

July 8, 2010

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Mellisa K. Caen
Assistant Corporate Secretary
Southern Company
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308

Dear Ms. Caen:

I am a stockholder of Southern Company and have been for more than 25 years. I ask that the following item be included in the year 2011 Notice of Annual Meeting & Proxy Statement as a Shareholder proposal. I wish to have stockholders vote on this proposal. I believe the proposal has merit and believe the stockholders will also find that it has merit. Attached is certification that I do in fact own the required amount of company stock and I am hereby stating that I intend to continue holding the required stock until after the 2011 Annual Meeting. Please acknowledge the receipt of this request.

SHAREHOLDER PROPOSAL

Southern Company is a very large corporation and purchaser of many goods and services and thus has some significant purchasing clout. Thus Southern Company should strive to purchase a very high percentage (defined here as more than 75%) of "Made in USA" goods and services. "Made in USA" means exactly that and should not be construed to mean purchased from USA companies or subsidiaries who might be importing the goods or services. This would include almost any commercial and industrial goods or services that Southern Company now purchases on an everyday, annual or long term basis. "Made in USA" goods and services would replace, wherever possible, foreign made goods and services. Additionally, in some cases, the simple fact that Southern Company would be willing to purchase "Made in USA" goods and services could allow domestic manufacturers, who do not now provide those goods and services or produce them in the USA, to begin doing so. This will spur employment in the USA and provide Southern Company with a favorable advertising venue it does not now have. "Made in USA" goods and services could prove to be more expensive than foreign made goods, but by spurring manufacturing and putting Americans back to work, the net company loss is expected to be very small or maybe none at all.

Sincerely,

Douglas S. Doremus